Exhibit 4.1

DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

As of March 5, 2021, Loral Space & Communications Inc. (“Loral”) has two class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended: (i) our common stock and (ii) our preferred stock purchase rights.

DESCRIPTION OF COMMON STOCK

General

The following description of our common stock is only a summary. We encourage you to read our restated certificate of incorporation, which is also filed as an exhibit to our Annual Report on Form 10-K of which this exhibit is a part. We are authorized to issue up to 70,000,000 shares of our common stock, par value $0.01 per share, divided into two series, of which 50,000,000 shares are voting common stock and 20,000,000 shares are non-voting common stock, and up to 10,000,000 shares of our preferred stock, par value $0.01 per share. As of March 5, 2021, we had outstanding 21,427,078 shares of our voting common stock, 9,505,673 shares of our non-voting common stock and five shares of our Series B Preferred Stock, par value $0.01 per share.

Common Stock

Each share of voting common stock and each share of non-voting common stock are identical and are treated equally in all respects, except with respect to voting rights as set forth below. The rights of holders of our voting and non-voting common stock discussed below are subject to the rights that our board of directors may from time to time confer on holders of our preferred stock issued in the future. These rights may adversely affect the rights of holders of our voting common stock, non-voting common stock, or both.

Liquidation Rights

Upon voluntary or involuntary liquidation, dissolution or winding up, the holders of our voting common stock and non-voting common stock, treated as a single class, share ratably in the assets remaining after payments to creditors and provision for the preference of any preferred stock.

Dividends

Except as otherwise provided by the Delaware General Corporation Law (“DGCL”) or our restated certificate of incorporation, the holders of our voting common stock and non-voting common stock, subject to preferences and other rights of holders of any series of preferred stock, are entitled to receive dividends when and as declared by our board of directors out of legally available funds. Holders of our voting common stock and non-voting common stock, treated as a single class, are entitled to share ratably in such dividends.

Voting Rights

Except as otherwise provided by the DGCL or our restated certificate of incorporation, each holder of voting common stock is entitled to one vote in respect of each share of voting common stock held of record on all matters submitted to a vote of stockholders. Our restated certificate of incorporation does not permit our stockholders to act by written consent in lieu of a meeting. Except as otherwise provided by the DGCL or our restated certificate of incorporation, holders of non-voting common stock are not entitled to voting rights. Under our restated certificate of incorporation, holders of non-voting common stock may vote as a separate class on

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amendments to provisions of the restated certificate of incorporation that provide for the equal treatment of the non-voting common stock and the voting common stock.

Classified Board

Our restated certificate of incorporation provides that our board of directors is divided into three classes, which are designated Class I, Class II and Class III. The number of directors in each class is required to be apportioned so as to maintain the classes as nearly equal in number as possible. The members of each class serve for a three-year term, and the terms are staggered so that each year the term of only one class of directors expires.

Miscellaneous

Our voting common stock and non-voting common stock is not convertible into, or exchangeable for, any other class or series of our capital stock and has no sinking fund or redemption provisions. Holders of our voting common stock and non-voting common stock have no preemptive or other rights to subscribe for or purchase additional securities of ours. Shares of our voting common stock and non-voting common stock are not subject to calls or assessments. All of the outstanding shares of our voting common stock and non-voting common stock are fully paid and nonassessable. Holders of our voting common stock do not have cumulative voting rights.

Transfer Agent

The transfer agent and registrar for our voting common stock is Computershare Inc.

NASDAQ Global Select Market

Our voting common stock is listed and traded on the NASDAQ Global Select Market under the symbol “LORL.”

Anti-takeover Effects of Our Certificate of Incorporation and Bylaws and Delaware Law

The following paragraphs summarize certain provisions of the DGCL, and our restated certificate of incorporation and amended and restated bylaws. The summary does not purport to be complete and is subject to and qualified in its entirety by reference to the DGCL and to our restated certificate of incorporation and amended and restated bylaws, copies of which are filed as exhibits to our Annual Report on Form 10-K of which this exhibit is a part.

General

Certain provisions of our restated certificate of incorporation and amended and restated bylaws, as summarized below, and applicable provisions of the DGCL could make our acquisition by a third party, a change in our incumbent management or a similar change of control more difficult, including:

●	an acquisition of us by means of a tender or exchange offer;
●	an acquisition of us by means of a proxy contest or otherwise; or
●	the removal of a majority or all of our incumbent officers and directors.

These provisions, which are summarized below, are likely to discourage certain types of coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us first to negotiate with our board of directors. We believe that these provisions help to protect our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us and that this benefit outweighs the potential disadvantages of discouraging such a proposal because our ability to negotiate with the proponent could result in an improvement of the terms of the proposal.

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Election and removal of directors

A director, other than a preferred stock director, may be removed from office only for cause and only by the vote of at least two-thirds in voting power of the outstanding stock entitled to vote in an election of directors. In addition, our restated certificate of incorporation provides that, subject to the rights of the holders of shares of any series of preferred stock then outstanding, newly created directorships resulting from an increase in the authorized number of directors or vacancies on the board may be filled only by a majority of the directors then in office (even though less than a quorum is then in office) or by the sole remaining director and any director elected to fill a vacancy may hold office for a term that coincides with the term of the class to which such director was elected.

Stockholder action by written consent

Subject to the rights of holders of any series of preferred stock, any action required or permitted to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected by any consent in writing in lieu of a meeting.

Stockholder meetings

Under our restated certificate of incorporation and amended and restated bylaws, the chairman of the board of directors, the chief executive officer and president, three or more members of the board of directors or the chief executive officer and president, at the request of a majority of the voting power of the then outstanding shares of capital stock then entitled to vote, may call at any time special meetings of stockholders.

Requirements for advance notification of stockholder nominations and proposals

Our amended and restated bylaws establish advance notice procedures with respect to stockholder proposals and nomination of candidates for election as directors other than nominations made by or at the direction of our board of directors.

Bylaw amendments

Our amended and restated bylaws may be amended only by our board of directors or upon the vote of holders of at least 80% of the votes entitled to be cast by the outstanding capital stock in the election of our board of directors.

Delaware anti-takeover law

We are subject to Section 203 of the DGCL, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the date the person became an interested stockholder, unless the “business combination” or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An “interested stockholder” is defined generally as a person who, together with affiliates and associates, owns or within three years prior to the determination of interested stockholder status, did own, 15% or more of a corporation’s voting stock. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

Undesignated preferred stock; prohibition on non-voting capital stock

The authorization of undesignated preferred stock makes it possible for our board of directors to issue stock with voting or other rights or preferences that could impede the success of any attempt to change control of us.

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Limitation of Liability and Indemnification

As permitted by the DGCL, our restated certificate of incorporation provides that our directors will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability:

●	for any breach of the director’s duty of loyalty to us or our stockholders;
●	for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;
●	under Section 174 of the DGCL, relating to unlawful payment of dividends or unlawful stock purchase or redemption of stock; or
●	for any transaction from which the director derives an improper personal benefit.

As a result of this provision, we and our stockholders may be unable to obtain monetary damages from a director for breach of his or her duty of care.

Our restated certificate of incorporation and amended and restated bylaws also provide for the indemnification of our directors and officers to the fullest extent authorized by the DGCL. The indemnification provided under our amended and restated certificate of incorporation and amended and restated bylaws includes the right to be paid certain expenses. These expenses include fees, including attorneys’ fees, reasonably incurred in investigating, defending or responding to any civil or criminal action, suit, proceeding or investigation in which one or more of our current or former directors or officers has been named as a defendant, respondent or target, and any related appeal. We will cover these expenses in advance of any proceeding for which indemnification may be payable, provided that the payment of these expenses incurred by a director or officer in advance of the final disposition of a proceeding may be made only upon delivery to us of an undertaking by or on behalf of the director or officer to repay all amounts so paid in advance if it is ultimately determined that the director or officer is not entitled to be indemnified. Such determination will be made without reference to the financial ability of the current or former director or office to make repayment.

Insofar as indemnification for liabilities under the Securities Act of 1933, as amended, may be permitted to our directors, officers or controlling persons pursuant to our restated certificate of incorporation, our amended and restated bylaws and the DGCL, we have been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Under our restated certificate of incorporation, we have the power to purchase and maintain insurance, at our own expense, on behalf of any person who is or was one of our directors, officers, employees or agents, or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, limited liability company or other business, including any employee benefit plan, against any liability or loss asserted against the person or incurred by the person in any of these capacities, or arising out of the person’s status as such, whether or not we would have the power to or are obligated to indemnify such person against such liability or loss. Any indemnification and reimbursement of expenses provided by us will not be available to the extent that indemnification or reimbursement has been received by such person under any applicable policy of insurance or otherwise. We maintain director and officer liability insurance on behalf of our directors and officers.

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DESCRIPTION OF PREFERRED STOCK PURCHASE RIGHTS

On November 23, 2020, the board of directors of Loral declared a dividend of one preferred share purchase right (a “Right”) for each share of Loral voting and non-voting common stock, par value $0.01 per share (referred to for purposes of this section, the “Common Shares”), outstanding on December 4, 2020 (the “Record Date”) to the Loral stockholders of record on that date. Each Right entitles the registered holder to purchase from Loral one one-thousandth of a share of Series A Junior Participating Preferred Stock, par value $0.01 per share (the “Series A Preferred Shares”), of Loral, having such rights and preferences as are set forth in the Certificate of Designation of Series A Junior Participating Preferred Stock (the “Series A Certificate of Designation”), at a price of $120.48 per one one-thousandth of a Series A Preferred Share (the “Purchase Price”), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (as it may be amended from time to time, the “Rights Agreement”) between Loral and Computershare Trust Company, N.A., a federally chartered trust company, as Rights Agent.

On November 24, 2020, Loral filed the Series A Certificate of Designations with the Secretary of State of the State of Delaware to establish the preferences, limitations and relative rights of the Series A Preferred Stock.

Until the earlier to occur of (i) ten days following a public announcement that a person or group of affiliated or associated persons (an “Acquiring Person”) has acquired Beneficial Ownership (as defined in the Rights Agreement) of 15% or more of the outstanding Voting Common Shares (as defined in the Rights Agreement) not held by MHR Fund Management LLC (together with its affiliates that hold Common Shares, “MHR”) or any party to the Transaction Agreement and Plan of Merger dated as of November 23, 2020 (as it may be amended from time to time, the “Transaction Agreement”) among Loral, Telesat Canada, a Canadian corporation, Telesat Partnership LP, a limited partnership formed under the laws of Ontario, Canada (“Telesat Partnership”), Telesat Corporation, a newly formed corporation incorporated under the laws of the Province of British Columbia, Canada and the sole general partner of Telesat Partnership, Telesat CanHold Corporation, a corporation incorporated under the laws of British Columbia, Canada and wholly owned subsidiary of Telesat Partnership, Lion Combination Sub Corporation, a Delaware corporation and wholly owned subsidiary of Loral, Public Sector Pension Investment Board, a Canadian Crown corporation (“PSP Investments”), and Red Isle Private Investments Inc., a Canadian corporation and wholly owned subsidiary of PSP Investments (the “Unaffiliated Shares”) (or, in the event the board of directors of Loral determines on or before such tenth day to effect an exchange of Rights for shares of voting common stock (as discussed below) and determines that a later date is advisable, such later date that is not more than 20 days following such a public announcement) or (ii) ten business days (or such later date as may be determined by action of the board of directors of Loral prior to such time as any Person (as defined in the Rights Agreement) becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the Beneficial Ownership by a Person (or a voting group of Persons) of 15% or more of the outstanding Unaffiliated Shares (the earlier of such dates being called the “Distribution Date”), the Rights will be evidenced, with respect to any of the Common Share certificates outstanding as of the Record Date, by such Common Share certificate with a copy of a Summary of Rights substantially identical to the description herein attached thereto (or, in the case of uncertificated Common Shares reflected in the book-entry account system of the transfer agent for the Common Shares, by the notations in the book entry account). If a stockholder’s Beneficial Ownership of the outstanding Voting Common Shares as of the time of the public announcement of the Rights Agreement and Rights dividend declaration is at or above the applicable threshold (including through entry into certain derivative positions), that stockholder’s then-existing ownership percentage would be grandfathered, but the rights would become exercisable if at any time after such announcement, the stockholder increases its ownership percentage of Unaffiliated Shares by 0.001% or more. In no event will MHR, any party to the Transaction Agreement or any of their respective affiliates be deemed to Beneficially Own any Unaffiliated Shares (including, for the avoidance of doubt, in respect of any Voting Common Shares acquired by any such party after the date hereof) or to be an Acquiring Person.

The Rights Agreement provides that, until the Distribution Date, the Rights will be transferred with and only with the Common Shares. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Share certificates issued after the Record Date or upon transfer or new issuance of Common Shares will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Common Shares outstanding as of the Record Date, even without such notation or a copy of a Summary of Rights substantially identical to the

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description herein attached thereto, will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights (“Right Certificates”) will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

The Rights are not exercisable until the Distribution Date. The Rights will expire on the first to occur of: (a) a majority of holders of Unaffiliated Shares approving the merger as contemplated by the Transaction Agreement, (b) the termination of the Transaction Agreement in accordance with its terms and (c) November 22, 2021, unless the Rights are earlier redeemed by Loral as described below.

The Purchase Price payable, and the number of Series A Preferred Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Series A Preferred Shares, (ii) upon the grant to holders of the Series A Preferred Shares of certain rights or warrants to subscribe for or purchase Series A Preferred Shares at a price, or securities convertible into Series A Preferred Shares with a conversion price, less than the then current market price of the Series A Preferred Shares or (iii) upon the distribution to holders of the Series A Preferred Shares of evidences of indebtedness or assets (excluding regular periodic cash dividends paid out of earnings or retained earnings or dividends payable in Series A Preferred Shares) or of subscription rights or warrants (other than those referred to above).

The number of outstanding Rights and the number of one one-thousandths of a Series A Preferred Share issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of the Common Shares or a stock dividend on the Common Shares payable in Common Shares or subdivisions, consolidations or combinations of the Common Shares occurring, in any such case, prior to the Distribution Date.

Series A Preferred Shares purchasable upon exercise of the Rights will not be redeemable. Each Series A Preferred Share will be entitled to a quarterly dividend payment of 1,000 times the dividend declared per Common Share. In the event of liquidation, the holders of the Series A Preferred Shares will be entitled to an aggregate payment of 1,000 times the aggregate payment made per Common Share. Each Series A Preferred Share will have 1,000 votes, voting together with the Common Shares. In the event of any merger, consolidation or other transaction in which Common Shares are exchanged, each Series A Preferred Share will be entitled to receive 1,000 times the amount received per Common Share. These rights are protected by customary anti-dilution provisions.

Because of the nature of the Series A Preferred Shares’ dividend, liquidation and voting rights, the value of the one one-thousandth interest in a Series A Preferred Share purchasable upon exercise of each Right should approximate the value of one Common Share.

From and after the time any Person becomes an Acquiring Person, if the Rights evidenced by a Right Certificate are or were at any time on or after the earlier of (x) the date of such event and (y) the Distribution Date acquired or Beneficially Owned by an Acquiring Person or an Associate or Affiliate of an Acquiring Person (as such terms are defined in the Rights Agreement), such Rights shall become void, and any holder of such Rights shall thereafter have no right to exercise such Rights.

In the event that, at any time after a Person becomes an Acquiring Person, Loral is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the Right. In the event that any person becomes an Acquiring Person, proper provision shall be made so that each holder of a Right, other than Rights Beneficially Owned by the Acquiring Person and its Affiliates and Associates (which will thereafter be void), will thereafter have the right to receive upon exercise that number of Voting Common Shares having a market value of two times the exercise price of the Right. If Loral does not have sufficient Voting Common Shares to satisfy such obligation to issue Voting Common Shares, or if the board of directors of Loral so elects, Loral shall deliver upon payment of the exercise price of a Right an amount of cash or securities equivalent in value to the Voting Common Shares issuable upon exercise of a Right; provided that, if Loral fails to meet such obligation within 30 days following the date a Person becomes an Acquiring Person, Loral must deliver, upon exercise of a

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Right but without requiring payment of the exercise price then in effect, Voting Common Shares (to the extent available) and cash equal in value to the difference between the value of the Voting Common Shares otherwise issuable upon the exercise of a Right and the exercise price then in effect. The board of directors of Loral may extend the 30-day period described above for up to an additional 90 days to permit the taking of action that may be necessary to authorize sufficient additional Voting Common Shares to permit the issuance of Voting Common Shares upon the exercise in full of the Rights.

At any time after any Person becomes an Acquiring Person and prior to the acquisition by any person or group of a majority of the outstanding Voting Common Shares, the board of directors may exchange the Rights (other than Rights owned by such person or group which have become void), in whole or in part, at an exchange ratio of one Voting Common Share per Right (subject to adjustment).

With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional Series A Preferred Shares will be issued (other than fractions which are integral multiples of one one-thousandth of a Series A Preferred Share, which may, at the election of Loral, be evidenced by depositary receipts) and in lieu thereof, an adjustment in cash will be made based on the market price of the Series A Preferred Shares on the last trading day prior to the date of exercise.

At any time prior to ten days following the date on which any Person becomes an Acquiring Person, the board of directors of Loral may redeem the Rights in whole, but not in part, at a price of $0.01 per Right (the “Redemption Price”). The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the board of directors of Loral in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

The terms of the Rights may be amended by the board of directors of Loral without the consent of the holders of the Rights, except that from and after such time as any person becomes an Acquiring Person no such amendment may adversely affect the interests of the holders of the Rights (other than the Acquiring Person and its Affiliates and Associates).

Until a Right is exercised or exchanged, the holder thereof, as such, will have no rights as a stockholder of Loral, including, without limitation, the right to vote or to receive dividends.

The foregoing description of the Series A Certificate of Designation, the Rights Agreement, the Rights and the rights, powers, preferences and other terms of the Series A Preferred Shares is not complete and is qualified in its entirety by reference to the complete text of the Series A Certificate of Designation and the Rights Agreement, as each may be amended from time to time, which are filed as Exhibits 3.2 and 4.2, respectively, hereto and each exhibit is incorporated herein by reference.

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